June 10, 2011

Julie Rizzo, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CCRE Commercial Mortgage Securities, L.P., Amendment No. 1 to the Registration Statement on Form S-3, Filed May 13, 2011, File No.: 333-172863

Dear Ms. Rizzo:

We are counsel to CCRE Commercial Mortgage Securities, L.P. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated May 26, 2011 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or the form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 2, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked version.

General

1.
We note your response to prior comment two and reissue in part. Please revise your disclosure in the last sentence of the last paragraph on page 31 of the base prospectus for consistency with your response to prior comment two.

The Staff’s requested change has been made on page 31 of the Base Prospectus.

Julie Rizzo, Esq.
June 10, 2011

Prospectus Supplement

Cover Page

2.	We note your response to prior comment five and reissue. Please revise the cover page to remove references to "co-managers."

The Staff’s requested change has been made on the cover page of the Prospectus Supplement.

Summary of Prospectus Supplement, page S-9

Transaction Parties; Controlling Class Representative, page S-11

3.
We note your response to prior comment seven. Please revise this section to include a brief discussion of the information set forth in the risk factor beginning at the bottom of page S-79 and the other conflicts of interest that may exist and the rights that may affect the certificateholders with respect to the Split-Loan Directing Holder and the Controlling Class Representative. Additionally, please revise the summary to include a section which discusses the conflicts of interest that are set forth throughout the Risk Factors section.

The Staff’s requested changes have been made on page S-12 and page S-14 of the Prospectus Supplement.

Description of the Mortgage Pool, page S-81

Additional Indebtedness, page S-83

4.	We note your response to prior comment 11, Please advise as to how this response is consistent with Item 1 of Form 10-D and Item 1121 of Regulation AB.

After further review of the Staff’s prior comment 11, the Registrant advises the Staff that the permitted additional mezzanine debt described in the disclosure beginning on page S-84, if incurred in the future, would not represent an increase in the size of any mortgage loan included in a trust fund and would not be indebtedness of any of the borrowers under the mortgage loans included in a trust fund.  Instead, any future mezzanine debt of the type described on these pages of the Prospectus Supplement would be typically originated outside the trust fund and structured as indebtedness of direct or indirect owners of the borrowers under a related mortgage loan.  Such

Julie Rizzo, Esq.
June 10, 2011

mezzanine debt would not be secured by any mortgaged property related to any mortgage loan included in the related trust fund nor would it alter the terms of any mortgage loan included in the related trust fund.  Consequently, the Registrant does not believe that the incurrence of additional mezzanine debt in the future represents part of the disclosure related to distributions and pool performance contemplated by Item 1121 of Regulation AB.

Transaction Parties, page S-93

The Originators, page S-96

5.	We note your response to prior comment 12. Please include revised disclosure in the Description of the Mortgage Pool section and the Summary of Prospectus Supplement section.

The Staff’s requested changes have been made on pages S-10 and page S-83 of the Prospectus Supplement.

Annex E

6.
We note your response to prior comment 17 that Annex E is subject to change in accordance with the terms of the related series. We also note your disclosure in the last paragraph on page S-89 that exceptions to the representations and warranties are available from the underwriters and any conflicting disclosure between the prospectus supplement and the representations and warranties should be considered to be an exception to the representations and warranties in Annex E. Please advise as to why Annex E would conflict with disclosure in the prospectus supplement and exceptions would be available from the underwriters when this Annex is subject to change in accordance with the terms of the related series and all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The disclosure on page S-90 and page S-91 relating to conflicts between the prospectus supplement and the representations and warranties being considered as exceptions to the representations and warranties in Annex E has been deleted from the Prospectus Supplement.  Exceptions to the representations and warranties will be set forth on an exhibit to the applicable mortgage loan purchase agreement, which agreement will be filed with the Commission as an exhibit to a current report on Form 8-K simultaneously with or prior to the date of the filing of the final prospectus supplement. In addition, we currently intend to disclose any material exceptions to the representations and

Julie Rizzo, Esq.
June 10, 2011

warranties in the Prospectus Supplement and have revised the form Prospectus Supplement accordingly.

Base Prospectus

Cover Page

7.
We note your response to prior comment 18. It appears that you contemplate that certificates or underlying mortgage loans may be insured or guaranteed by persons other than a government agency. If true, please revise to disclose how you intend to meet your obligations under Rule 190 of the Securities Act or advise. Please also provide a brief discussion in the base prospectus of the insurance or guarantee that may be provided.

While it is possible that certificates or underlying mortgage loans may be insured or guaranteed by a government agency, the Registrant does not intend that the certificates or underlying mortgage loans be insured or guaranteed by any non-governmental agency or other person.  The cover page of the Base Prospectus and page 5 and 19 of the Base Prospectus have been revised accordingly.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:           Anthony Orso